UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: February 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Sale Transaction

Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”) has announced that it completed the sale (the “Closing”) of 100% equity interest in SunPower Malaysia Manufacturing Sdn. Bhd., a Malaysian private company engaged in manufacturing solar power products and a subsidiary of Maxeon, to MFS Technology (S) PTE Ltd (the “Buyer”), on February [13], 2026 (the “Closing Date”), pursuant to the terms of that Share Sale and Purchase Agreement (the “SPA”) entered into by and between SunPower Technology Ltd., a subsidiary of the Company (“Vendor”), and the Buyer, on January 23, 2026. Prior the Closing, the parties amended and supplemented the SPA on February 6, 2026 and February 13, 2026, respectively, through the signing of supplementary agreements (each a “Supplementary Agreement”), in the form attached to this Report as Exhibits 99.1 and 99.2

Supplementary Agreements to the SPA

Pursuant to the February 6, 2026 Supplementary Agreement, Vendor and the Buyer agreed to include an additional completion deliverable relating to the management accounts of the Company as of the Closing Date and to amend the definitions of “Vendor’s Group” and “Current Directors” in the SPA, with effect as of the date of execution of the Supplemental Agreement.

Pursuant to the February 13, 2026 Supplementary Agreement, Vendor and the Buyer agreed to correct a clerical discrepancy in Clause 7.6.2 of the SPA relating to the amount of share capital reduced by the Company in Ringgit Malaysia.

Capitalized terms used but not otherwise defined, shall have the meaning given to them in the SPA and the Report on Form 6-K furnished by Maxeon with the Securities and Exchange Commission (“SEC”) on January 23, 2026.

Except to the extent set forth in the Supplementary Agreements, the terms and conditions of the SPA shall remain in full force and effect. The foregoing description of the Supplementary Agreements are only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Supplementary Agreements, which are filed as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-283187), and Form S-8( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to close the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; the Company’s manufacturing plans in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including closing of the transactions discussed in this report and establishing a successful collaboration plan for the further development of MAX8 Technology and strategic partnerships, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of our legal action contesting U.S. Customs & Border Protection’s (CBP) decision denying the Company’s protests regarding the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panel; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in establishing alternative manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and conflicts in the Middle East, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBITS

Exhibit Title

99.1*	Supplementary Agreement, dated February 6, 2026, by and between SunPower Technology Ltd. and MFS Technology (S) PTE Ltd.
99.2*	Second Supplementary Agreement, dated February 13, 2026, by and between SunPower Technology Ltd. and MFS Technology (S) PTE Ltd.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

February 13, 2026	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer

EXHIBIT 99.1

SUPPLEMENTARY AGREEMENT

EXHIBIT 99.2

SECOND SUPPLEMENTARY AGREEMENT